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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)*



                         THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)


         CLASS A COMMON STOCK,                              518439 10 4
       PAR VALUE $.01 PER SHARE
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    (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                               Page 1 of 10 Pages
                         Exhibit Index Appears on Page 9


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NYFS11...:\90\44090\0009\2579\SCH1088T.59B

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CUSIP No.    518439 10 4                 13G              Page 2 of 10
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  1          NAME OF REPORTING PERSONS:           RONALD S. LAUDER



             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
             PERSONS:
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  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                  (A) [_]
                                                                  (B) [X]
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  3          SEC USE ONLY

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  4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
             ORGANIZATION:

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 NUMBER OF           5    SOLE VOTING POWER:              29,942,099
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER:            14,304,274
  OWNED BY
                  --------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER:         3,182
  REPORTING
                  --------------------------------------------------------------
PERSON WITH          8    SHARED DISPOSITIVE POWER:       44,243,191

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  9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY       44,246,373
             EACH REPORTING PERSON:                       ** SEE ITEM 4

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  10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES:*                                             N/A
                                                                          [-]
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  11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):       50.2%
                                                                  ** SEE ITEM 4
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  12         TYPE OF REPORTING PERSON:            IN
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*        SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is The Estee Lauder Companies Inc.
                    (the "Issuer").

        (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

        (a) - (c)   This report is being filed by Ronald S. Lauder with a
                    business address of 767 Fifth Avenue, New York, New York
                    10153 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

        (d) - (e)   This report covers the Issuer's Class A Common Stock, par
                    value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

        Not Applicable.

ITEM 4. OWNERSHIP

        (a) At December 31, 1997, the Reporting Person beneficially owned 44,246,373 shares of Class A Common Stock as follows:
                    (i) 11,169,502 shares of Class A Common Stock and 18,769,415 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") held directly by the Reporting Person; (ii) 1,591 shares of Class A Common Stock and 1,591 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; (iii) 5,405,548 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock held indirectly as a co-trustee of The Estee Lauder 1994 Trust; (iv) 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock held indirectly as a general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons L.P.; (v) 418,231 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; (vi) 250,700 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; and (vii) 204,100 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation. The Reporting Person disclaims beneficial ownership of (i) 418,231 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; (ii) 250,700 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; (iii) 204,100 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation; and (iv) 1,591 shares of Class A Common Stock and the 1,591 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.




                             Page 3 of 10 Pages
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                    The Reporting Person has a short position of 8,333,333
                    shares of Class A Common Stock. The 11,169,502 shares of Class A Common Stock held directly by the Reporting Person include shares pledged as collateral in amounts equal to the following loans: (i) 4,320,434 shares of Class A Common Stock borrowed from Richard D. Parsons, as trustee of the Trusts f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph H. Lauder, as Grantors (the "Accumulation Trusts"); (ii) 2,315,406 shares of Class A Common Stock borrowed from Richard D. Parsons, as trustee of the Trusts f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the "Distribution Trusts"); and (iii) 1,697,493 shares of Class A Common Stock borrowed from Leonard A. Lauder. In addition, the 11,169,502 shares of Class A Common Stock and the 18,769,415 shares of Class B Common Stock held directly by the Reporting Person include 2,836,169 shares of Class A Common Stock and 17,831,861 shares of Class B Common Stock, respectively, pledged to Morgan Guaranty Trust Company of New York ("Morgan") as collateral for a credit facility and (ii) 937,554 shares of Class B Common Stock pledged to Richard D. Parsons as trustee of the Accumulation Trusts to secure the Reporting Person's obligations in connection with the Calls and Puts described in the immediately following sentence. The Reporting Person and the Accumulation Trusts have entered into arrangements (the "Calls and Puts") pursuant to which the Reporting Person can acquire up to 937,554 shares of Class A Common Stock from the Accumulation Trusts in exchange for 937,554 shares of Class B Common Stock and the Accumulation Trusts can acquire 937,554 shares of Class B Common Stock from the Reporting Person in exchange for 937,554 shares of Class A Common Stock. If exercised in full, such options would have no effect on the total number of shares beneficially owned by the Reporting Person. However, the shares of Class A Common Stock held directly would be 12,107,056 and the number of shares of Class B Common Stock would be 17,831,861.

        (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 44,246,373 shares of Class A Common Stock, which would constitute 50.2% of the number of shares of Class A Common Stock outstanding. This does not take into account the exercise of any of the Calls and Puts.

                    Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 17,457,364 shares of Class A Common Stock and the 26,789,009 shares of Class B Common Stock for which the Reporting Person has voting power constitute 45.3% of the aggregate voting power of the Issuer. This does not take into account the exercise of any of the Calls and Puts.



                             Page 4 of 10 Pages

        (c) The share amounts in Item 4(c), do not account for the exercise of any of the Calls and Puts.

            (i) The Reporting Person has sole voting power with respect to 29,942,099 shares of Class A Common Stock as follows: (i) 11,169,502 shares of Class A Common Stock and 18,769,415 shares of Class B Common Stock held directly by the Reporting Person and (ii) 1,591 shares of Class A Common Stock and 1,591 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald
                    S. Lauder 1966 Trust.

           (ii) The Reporting Person shares voting power with respect to 14,304,274 shares of Class A Common Stock as follows: (i) the Reporting Person shares voting power with Leonard A. Lauder, as a co-trustee of The Estee Lauder 1994 Trust, with respect to 5,405,548 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust; (ii) the Reporting Person shares voting power with Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P., with respect to 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P.; (iii) the Reporting Person shares voting power with respect to 418,231 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; (iv) the Reporting Person shares voting power with respect to 250,700 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; and (v) the Reporting Person shares voting power with respect to 204,100 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation.

           (iii) The Reporting Person has sole dispositive power with respect to 3,182 shares of Class A Common Stock as follows: 1,591 shares of Class A Common Stock and 1,591 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

           (iv) The Reporting Person shares dispositive power with respect to 44,243,191 shares of Class A Common Stock as follows: (i) the Reporting Person shares dispositive power with Richard
                    D. Parsons, as trustee of the Accumulation Trusts, with respect to 4,320,434 shares of Class A Common Stock and 937,554 shares of Class B Common Stock pledged to the Accumulation Trusts; (ii) the Reporting Person shares dispositive power with Richard D. Parsons, as trustee of the Distribution Trusts, with respect to 2,315,406 shares of Class A Common Stock pledged to the Distribution Trusts;
                    (iii) the Reporting Person shares dispositive power with Leonard A. Lauder with respect to 1,697,493 shares of Class A Common Stock pledged to Leonard A. Lauder; (iv) the Reporting Person shares dispositive power with Morgan with respect to 2,836,169 shares of Class A Common Stock and 17,831,861 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility; (v) the Reporting Person shares dispositive power with Leonard A. Lauder and Ira T. Wender, as co-trustees of The Estee Lauder 1994 Trust, with respect to 5,405,548 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust; (vi) the Reporting



                             Page 5 of 10 Pages

                    Person shares dispositive power with respect to 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P. with (a) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P., (b) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P., and (c) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (vii) the Reporting Person shares dispositive power with respect to 418,231 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation; (viii) the Reporting Person shares dispositive power with respect to 250,700 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; and (ix) the Reporting Person shares dispositive power with respect to 204,100 shares of Class A Common Stock held indirectly as a director of The Jewish Renaissance Foundation.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Richard D. Parsons, as trustee of the Accumulation Trusts, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,320,434 shares of Class A Common Stock pledged to the Accumulation Trusts. Richard D. Parsons, as trustee of the Distribution Trusts, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,315,406 shares of Class A Common Stock pledged to the Distribution Trusts. Leonard A. Lauder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,697,493 shares of Class A Common Stock pledged to Leonard A. Lauder. Morgan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,836,169 shares of Class A Common Stock and 17,831,861 shares of Class B Common Stock pledged to Morgan as collateral for a credit facility. Aerin Lauder and Jane Lauder, as beneficiaries of The Descendants of Ronald S. Lauder 1966 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,591 shares of Class A Common Stock and the 1,591 shares of Class B Common Stock owned by The Descendants of Ronald S. Lauder 1966 Trust. Leonard A. Lauder, as a co-trustee and beneficiary of The Estee Lauder 1994 Trust, and Ira T. Wender, as a co-trustee of The Estee Lauder 1994 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 5,405,548 shares of Class A Common Stock and the 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P.: (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and
        (iii) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee



                             Page 6 of 10 Pages

        Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Lauder Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 418,231 shares of Class A Common Stock owned by The Lauder Foundation. The Ronald S. Lauder Foundation, of which the Reporting Person is Chairman of the Board of Directors, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 250,700 shares of Class A Common Stock owned by The Ronald S. Lauder Foundation. The Jewish Renaissance Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 204,100 shares of Class A Common Stock owned by The Jewish Renaissance Foundation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        Not Applicable.




                             Page 7 of 10 Pages

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 4, 1998                         /s/ Ronald S. Lauder
                                              ------------------------
                                              Ronald S. Lauder












                             Page 8 of 10 Pages

                                 EXHIBIT INDEX


Exhibit A         --         List of Parties to the Stockholders' Agreement












                             Page 9 of 10 Pages